SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, January 3, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of December 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 21.1%. Total seats increased 16.5% and the number of departures increased by 16.4%. GOL's total demand (RPK) increased by 15.2% and the load factor was 77.9%.
|	GOL’s domestic supply (ASK) increased 10.0% and demand (RPK) increased by 5.6%. GOL’s domestic load factor was 78.7%. The volume of departures increased by 11.5% and seats increased by 11.7%.
|	GOL’s international supply (ASK) was 465 million, the demand (RPK) was 332 million and international load factor was 71.4%.

December/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic LTM (1)
Operating data *	Dec/22	Dec/21	% Var.	4Q22	4Q21	% Var.	12M22	12M21	% Var.
Total GOL
Departures	20,907	17,958	16.4%	56,984	45,361	25.6%	201,950	134,173	50.5%
Seats (thousand)	3,649	3,134	16.5%	9,491	7,868	20.6%	35,215	23,520	49.7%
ASK (million)	4,292	3,544	21.1%	11,376	8,699	30.8%	40,764	27,016	50.9%
RPK (million)	3,344	2,903	15.2%	9,108	7,189	26.7%	32,618	22,144	47.3%
Load factor	77.9%	81.9%	-4.0 p.p	80.1%	82.6%	-2.6 p.p	80.0%	82.0%	-1.9 p.p
Pax on board (thousand)	2,810	2,527	11.2%	7,803	6,400	21.9%	27,361	18,807	45.5%
Domestic GOL
Departures	19,849	17,796	11.5%	54,281	45,056	20.5%	195,232	133,868	45.8%
Seats (thousand)	3,468	3,106	11.7%	9,491	7,817	21.4%	34,064	23,469	45.1%
ASK (million)	3,827	3,480	10.0%	10,177	8,574	18.7%	37,700	26,891	40.2%
RPK (million)	3,012	2,851	5.6%	8,201	7,095	15.6%	30,142	22,050	36.7%
Load factor	78.7%	81.9%	-3.2 p.p	80.6%	82.8%	-2.2 p.p	80.0%	82.0%	-2.0 p.p
Pax on board (thousand)	2,687	2,505	7.2%	7,461	6,362	17.3%	26,443	18,770	40.9%
International GOL
Departures	1,058	162	NM	2,703	305	NM	6,718	305	NM
Seats (thousand)	181	28	NM	467	51	NM	1,151	51	NM
ASK (million)	465	64	NM	1,200	125	NM	3,064	125	NM
RPK (million)	332	51	NM	907	94	NM	2,476	94	NM
Load factor	71.4%	80.1%	-0.1 p.p	75.6%	75.2%	0.5 p.p.	80.8%	75.2%	0.1 p.p.
Pax on board (thousand)	123	22	NM	343	38	NM	918	38	NM
On-time Departures	76.4%	81.2%	-4.9 p.p	79.0%	86.5%	-7.5 p.p	89.4%	94.0%	-4.6 p.p
Flight Completion	97.8%	99.7%	-1.9 p.p	98.3%	99.2%	-0.9 p.p	99.2%	98.9%	0.3 p.p
Cargo Ton (thousand)	8.1	5.1	59.7%	23.2	11.1	109.0%	71.4	42.0	70.1%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer